1219044

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

January 20, 2004

Ms. Nanette K. Chern
Chief Compliance Officer
Ark Funds Distributors, LLC
Two Portland Square
Portland, Maine 04101

Re: Exemption from Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Chern:

We have received your letter on January 7, 2004, in which you request on behalf of ARK Funds Distributors, LLC and Forum Financial Services, LLC ("Firms"), an exemption from the requirement that the Firms file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firms' requests. The Firm are registered broker-dealers required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. Each Firm chose December 31 as its year end. Accordingly, an audited report of each Firm's financial statements must be prepared as of December 31, 2003. On December 18, 2003, each Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. In addition, each Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firms do not file audited financial statements as of December 31, 2003. This position is taken on the condition that each Firm's Form BDW becomes effective not later than sixty days after December 18, 2003, the date it was filed with the Commission.

78963

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASDR

Sheila

ARK FUNDS DISTRIBUTORS, LLC

TWO PORTLAND SQUARE | PORTLAND, MAINE 04101

January 7, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 0 8 2004
DIVISION OF MARKET REGULATION

By Federal Express
Mr. Tom McGowan
Assistant Director
U.S. Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, NW
Washington, DC 20549-1001

Re: Request for Waiver to File 2003 Annual Financial Statement
ARK Funds Distributors, LLC (SEC# 8-35592)
Forum Financial Services, LLC (SEC# 8-48427) 1/14/04 - Stan effective date

Dear Mr. McGowan:

We are requesting a waiver from SEC Rule 17a-5(d) with respect to the annual filing of the 2003 audited financial statement for ARK Funds Distributors, LLC and Forum Financial Services, LLC (hereafter referred to as the "broker/dealers"). Please consider the following in your determination of this request.

- On December 18, 2003, via Web CRD we filed a Form BDW for the broker/dealers. We understand that the SEC may take up to 60 days from the date of filing to approve the termination. As of today, Web CRD indicates that the SEC has not approved the broker/dealers' termination.

- Both firms were limited broker/dealers in that they served as the underwriter for various open-end investment companies. As such, the broker/dealers would enter into dealer agreements with unaffiliated firms who sell the funds to their customers. Furthermore, there were no selling registered representatives associated with the broker/dealers, on either a retail or wholesale level. Based on this business model, the broker/dealers did not open, maintain or monitor customer accounts.

- Both firms were inactive during much, if not all, of 2003.

  (i) ARK Funds Distributors served as the underwriter for the ARK Funds which were managed by Allied Investment Advisors, Inc. ("AIA"). In 2003, AIA's parent corporation, Allfirst Financial, Inc., was acquired by M&T Bank Corporation ("M&T") and as a result, M&T terminated their relationship with ARK Funds Distributors. The broker/dealer's business relationship with the ARK Funds ceased in the summer of 2003.

(ii) Forum Financial Services, LLC was inactive for all of 2003. Prior to 2003, the firm was known as ICC Distributors, Inc. and primarily served as the underwriter for the Deutsche family of funds which were managed by Deutsche Asset Management ("DeAM"). In 2002, DeAM's parent corporation, Deutsche Bank, terminated its relationship with ICC Distributors as a result of the Bank's acquisition of the Scudder Funds and their in-house underwriter. The broker/dealer's business relationship with the Deutsche family of funds ceased in the fall of 2002.

- For 2003, both broker/dealers have filed their Focus reports on a quarterly basis (Part IIA of Form X-17A-5). In addition, the December 31 filing (due within 17 business days after December 31) will be filed for both firms. For 2003, both firms were in compliance with net capital requirements.

- The cost associated with obtaining an independent accountant to audit the financial records of the inactive broker/dealers is prohibitive when compared to the minimal business activity incurred by them.

In summary, both broker/dealers filed a Form BDW in December 2003, were limited in their scope of business, held no customer accounts, were inactive at the time of their termination, and have filed the quarterly Focus reports. Based on the circumstances discussed herein, we respectfully request that a waiver be granted from Rule 17a-5(d) such that the broker/dealers are not required to file an audited financial statement for the 2003 fiscal year which ended on December 31. Your prompt consideration is most appreciated.

Should you have any questions, do not hesitate to contact me directly at (207) 822-6169.

Sincerely,

Nanette K. Chern

Nanette K. Chern
Chief Compliance Officer